Exhibit 12.1

AbbVie Inc.
Ratio of Earnings to Fixed Charges
(unaudited)

The following table sets forth AbbVie’s historical ratios of earnings to fixed charges for the periods indicated. This information should be read in conjunction with the financial statements and accompanying notes included under Item 8, “Financial Statements and Supplementary Data” and Item 7, “Management's Discussion and Analysis of Financial Condition and Results of Operations.” For further information, see Exhibit 12.2 entitled “Computation of Ratio of Earnings to Fixed Charges”.

	2017	2016	2015	2014	2013
Ratio of earnings to fixed charges	7.3	7.4	8.0	6.0	16.6